Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

CHINA YUCHAI INTERNATIONAL LIMITED

To all Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of CHINA YUCHAI INTERNATIONAL LIMITED (the “Company”) will be held at Grand Copthorne Waterfront Hotel Singapore, 392 Havelock Road, Singapore 169663 on Monday, August 7, 2023 at 9.00 a.m. (Singapore time) for the following purposes:

As Ordinary Business

1.	To receive and adopt the audited financial statements and independent auditors’ report for the financial year ended December 31, 2022.

2.

To approve an increase in the limit of the Directors’ fees as set out in Bye-law 10(11) of the Bye-laws of the Company from US$250,000 to US$540,000 for the financial year 2022 (Directors’ fees paid for the financial year 2021 was US$538,493).

3.	(a)	To re-elect the following Directors retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:

(i)	Mr. Kwek Leng Peck	(v)	Mr. Li Hanyang
(ii)	Mr. Gan Khai Choon	(vi)	Mr. Wu Qiwei
(iii)	Mr. Stephen Ho Kiam Kong	(vii)	Mr. Xie Tao
(iv)	Mr. Hoh Weng Ming	(viii)	Mr. Neo Poh Kiat

(b)	To elect Mr. Wong Hong Wai pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office as a Director until the next annual general meeting of the Company.

(c)	To note that Mr. Ho Raymond Chi-Keung will be retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company and he will not be seeking re-election at this Meeting.

4.

To authorize the Board of Directors to appoint up to the maximum of 11 Directors or such maximum number as determined from time to time by the shareholders in general meeting to fill any vacancies on the Board.

5.	To re-appoint Ernst & Young LLP as independent auditors of the Company and to authorize the Audit Committee to fix their remuneration.

As Special Business

6.	To approve the following amendments to the Bye-laws of the Company:

(i)	to insert a new definition of “Treasury Shares” in Bye-law 1 as Bye-law 1(12A) immediately after the existing Bye-law 1(12) as follows:

“(12A)

“Treasury Share” means a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled;”

(ii)	to amend the existing Bye-law 34A(2) to read as follows:

“(2)

Subject to the provisions of the Act and these Bye-laws, the Company may from time to time by resolution of the Board purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Act at such prices and on such terms and conditions as the Board may determine. Notwithstanding any other provision of these Bye-laws, all the rights attaching to a Treasury Share shall be suspended and shall not be exercisable by the Company while it holds such Treasury Share and, except where required by the Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital or shares of the Company.”

7.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

By Order of the Board

Hoh Weng Ming

President

Date: July 6, 2023

Important Notes:

1.

By resolution of the Board, only Members entered in the Register of Members of the Company at the close of business on June 21, 2023 (New York time) are entitled to receive notice of and to attend and vote at the Meeting.

2.	A Member is entitled to appoint one or more proxies to attend the Meeting and vote in his stead.

3.	A proxy need not be a Member of the Company.

4.

Members are encouraged to vote in advance by internet, telephone or by mail per the instructions on the proxy form not less than 48 hours before the time appointed for the Meeting. Beneficial owners of shares held in street name will need to follow the instructions provided by the broker, bank or other nominee that holds their shares.

5.

If a proxy is appointed, the proxy form and the power of attorney or other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581, Republic of Singapore OR to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not less than 48 hours before the time appointed for the Meeting, that is no later than 9.00 a.m. on Saturday, August 5, 2023 Singapore time or 9.00 p.m. on Friday, August 4, 2023 New York time.

6.	Pursuant to the Bye-laws of the Company, no resolution of Members may be passed without the affirmative vote of the Special Share cast by the holder of the Special Share.